UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58653 / September 26, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13138

In the Matter of	
Atomic Burrito, Inc.,	
Earthcare Co.,	**ORDER MAKING FINDINGS AND REVOKING**
Global Concepts, Ltd.,	**REGISTRATION OF SECURITIES PURSUANT**
New York Bagel Enterprises, Inc.,	**TO SECTION 12(j) OF THE SECURITIES**
Precept Business Services, Inc.,	**EXCHANGE ACT OF 1934 AS TO GLOBAL**
Reorganized Sale OKWD, Inc.,	**CONCEPTS, LTD.**
Villageworld.com, Inc.	
(n/k/a Biometrics 2000Corp.), and	
Wireless Webconnect!, Inc.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Global Concepts, Ltd. ("Global Concepts" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on August 19, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Global Concepts, Ltd. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Global Concepts (CIK No. 1055313) is a delinquent Colorado corporation located in Montclair, New Jersey. At all times relevant to this proceeding, the securities of Global Concepts have been registered under Exchange Act Section 12(g).

      2.   Global Concepts has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended June 30, 2005.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Florence E. Harmon
Acting Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.